FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 9, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles Annual Report of Corporate Governance

ANNUAL REPORT ON CORPORATE GOVERNANCE

ANNUAL REPORT

ON CORPORATE GOVERNANCE

FISCAL YEAR 2003

ANNUAL REPORT ON CORPORATE GOVERNANCE

— Index —

ANNUAL REPORT ON CORPORATE GOVERNANCE

ANNUAL REPORT ON CORPORATE GOVERNANCE

1 INTRODUCTION

The Annual Report on Corporate Governance of Telefónica Móviles, S.A. (hereinafter Telefónica Móviles or the Company) concerning Financial Year 2003, approved by its Board of Directors following favourable reports by the Auditing and Control, and Nominating and Compensations Committees of the Company, on 13th February and.17th, February respectively, aims to provide a detailed explanation of the structures of the system of corporate governance of Telefónica Móviles and its operation in practice, to inform its shareholders and investors.

The Board of Directors provides the shareholders of the Company this Report in due fulfilment of the obligation established under “Act 26/2003, of 17 July, that amends Act 24/1988, of 28 July, on the Stock Market, and the reviewed text of the Spanish Company Act, approved by Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of the Spanish listed companies” (Transparency Act). In any case, one must state that the Company already published its Report on Corporate Governance relating to Financial Year 2002, prior to the legal obligation to do so.

In preparing this Report, what is set forth in the said Transparency Act has been taken into account, as well as the provisions complementing such Act, in “Order/3722/2003, of 26 December, on the annual report of corporate governance and other instruments of information of listed stock companies and other entities”. Moreover, information has been included on other matters that may be of interest to shareholders and investors, such as that concerning the work carried out by the Board of Directors and its Committees during last financial year 2003, or that on the channels of information of the Company on the market. One must point out that the data contained in this Report refers to the financial year ended on 31 December 2003, except in matters in which another date of reference is provided.

As detailed in this document, Telefónica Móviles, S.A. belongs to the Telefónica, S.A. Group of Companies, also a listed company. From Telefónica Group the compliance by all the listed company within the Group of the minimum principles of corporate governance has been promoted. The similarity in many cases of the corporate governance principles of Telefónica Móviles with that observed by other group companies, explains the preparation of the present document following an analogous estructure with that of other Group Companies, in order to facilitate to the shareholders a similar information on this matter.

The main principles of Telefónica Móviles’ corporate governance are set forth in its By-laws and in the Regulations of its Board of Directors, as well as in the Internal Code of Conduct For Securities Issues (RIC) and in the Regulations for Dislousure of Information for the Markets. All these documents are available to the shareholders and investors on its web page (www.telefonicamoviles.com), in the section on corporate governance and at its registered address.

ANNUAL REPORT ON CORPORATE GOVERNANCE

OWNERSHIP STRUCTURE

2.1 SHARE CAPITAL.

On the date of this Report, the share capital of Telefónica Móviles, subscribed and fully paid up, amounts to 2,165,275,448 euros, represented by 4,330,550,896 shares of 0.50 euros face value each.

All the Telefónica Móviles shares are ordinary, of a sole class and series, and are represented by account entries.

The shares are fully subscribed and paid up and grant the same rights and obligations to all the shareholders. The shares of Telefónica Móviles bear no accessory privileges whatsoever. Likewise, the By-laws of Telefónica Móviles contain no provision on privileges, powers, or special duties arising from the holding of the shares. Moreover, there is no principle whatsoever in the By-laws providing for restriction or limitation on the free transfer of Telefónica Móvile’ s shares.

Regardless of this and by virtue of the terms of Act 5/1995, of 23 March, on the Legal Regime for Disposal of Public Stakes in Certain Companies, the Council of Ministers approved “Royal Decree 8/1997, of 10 January, on Application of the Regime of Prior Administrative Authorisation of Telefónica and other companies in its Group” applicable to Telefónica Móviles, S.A. due to it being public. By virtue of the Agreement signed by the State, Telefónica, S.A. and Telefónica Móviles, S.A., the following points were established (i) the obligation upon Telefónica, S.A. and Telefónica Móviles, S.A. to maintain a stake higher than 50% of the share capital of Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. respectively, as well as the obligation to apply for prior administrative authorisation to proceed to sale of any percentage of capital when that would involve the stake being reduced below 50% and (ii) the obligation to obtain prior administrative authorisation to acquire or dispose of more than 10% of the share capital of Telefónica Móviles, S.A.

After amendment of Act 5/1995, of 23 March, introduced by Act 6/2003, of 30 December (Accompanying Act), there is at present, and in force until 18th February 2007, a regime of administrative intervention (need for notification and powers of veto by the Spanish State) concerning acts of disposal of shares in Telefónica Móviles representing at least 10% of its stock capital, an exception being established to that obligation to notify acquisition of shares representing 10% or more of the share capital of Telefónica Móviles, S.A. when that acquisition is merely financial and not intended for control and/or management of the Company.

ANNUAL REPORT ON CORPORATE GOVERNANCE

2.2 SIGNIFICANT SHAREHOLDING.

On 31 December 2003, the majority shareholder of the Company is the company Telefónica, S.A. that directly, and indirectly through its wholly owned subsidiary Telefónica Internacional, S.A., holds shares representing 92.44% of the stock capital.

Ith regard to the significant shareholder, the persons identified in chapter III of this Report have been proposed as Members of the Board of Directors.

As shares in Telefónica Móviles are represented by account entries, there thus not being a register of shareholders kept by the company itself, it is not possible to precisely ascertain the distribution of the rest of its share capital, although, according to the information existing at the Company, it could be stated that there is no other individual or corporation that, directly or indirectly, alone or jointly, exercise or may exercise control over Telefónica Móviles, S.A. in the sense provided for under article 4 of the Stock Exchange Act.

According to the information obtained from the clearing institution “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores” (Iberclear), dated 17 March 20031, the number of shareholders of Telefónica Móviles, according to the individual records in favour of individuals as well as corporations, amounted to approximately 1,261,000 shareholders.

2.3 RELATIONS WITH SIGNIFICANT SHAREHOLDERS.

As Telefónica Móviles, S.A. belongs to the Group of its majority shareholder, Telefónica, S.A., relations between both are detailed in section 4.3 of this Report, as these are intra-group operations.

However, one must point out that the relations with Telefónica, S.A., as well as with the rest of the Telefónica Group companies, are strictly subject to the requisites in matters of transactions with significant shareholders, that are established in the Regulations of the Board of Directors.

Lastly, as to the possible existence of crossed or linked Directors, it is stated that:

Mr Antonio Viana Baptista is Directors of Telefónica, S.A., and of the following companies pertaining to Telefónica Group: Telefónica Internacional, S.A., Compañía de Telecomunicaciones de Chile- CTC, S.A. Telecomunicaciones de Sao Paulo, S.A. y Telefónica de Argentina, S.A.

[1]	As there is no register of shareholders of the Company, the latest data available to Telefónica Móviles is that included in the X-25 requested from Iberclear from the last Ordinary General Shareholders’ Meeting being held (1.04.2003).

ANNUAL REPORT ON CORPORATE GOVERNANCE

Likewise he is the individual representing Telefónica DataCorp, S.A. at Terra Networks, S.A., Board of Directors.

Mr. Fernando de Almansa Moreno-Barreda, is a Director of Telefónica, S.A. and of the following companies pertaining to Telefónica Group: Telefónica de Argentina, S.A., Telecomunicaçoes de Sao Paulo, S.A. and Telefónica del Perú, S.A.

Mr. José María Álvarez-Pallete, is a Director of the following companies pertaining to Telefónica Group: Executive Chariman of Telefónica Internacional, S.A. and Director of Telefónica Datacorp, S.A., Telefónica de España, S.A. Telefónica de Argentina, S.A. Telecomunicaciones de Sao Paulo, S.A. Compañía de Telecomunicaciones de Chile, S.A., Compañía de Teléfonos de Chile Transmisiones Regionales, S.A., Telefónica del Perú, S.A. and Telefónica Larga Distancia, Inc.

Mr. Victor Goyenechea Fuentes, is a Director of the following company pertaining to Telefónica GroupTelecomunicaçoes de Sao Paulo, S.A.

Mr. Luis Lada Díaz, Mr. Antonio Masanell Lavilla, and Mr. Maximino Carpio García are Directors of Telefónica, S.A.

ANNUAL REPORT ON CORPORATE GOVERNANCE

2.4 SHAREHOLDING OF THE MEMBERS OF THE BOARD OF DIRECTORS.

According to the data available to the Company, the total number of shares of Telefónica Móviles owned by the current Directors individually, directly or indirectly, on the date of this Report, amounts to 56,275 shares (0.001% of the stock capital):

Name	Directly held	Indirectly held (i)	No. of shares
Mr Antonio Viana Baptista	10,000	0	10,000
Mr Luis Lada Díaz	9,087	4,489	13,576
Mr José María Mas Millet	10	0	10
Mr José María Álvarez-Pallete López	378	1,134	1,512
Mr Lars M. Berg	0	0	0
Mr Miguel Canalejo Larrainzar	0	0	0
Mr Maximino Carpio García	2,723	618	3,341
Mr Fernando Xavier Ferreira	0	0	0
Mr Víctor Goyenechea Fuentes	1,372	830	2,202
Mr Antonio Massanell Lavilla	105	0	105
Mr Alfonso Merry del Val Gracie	378	151	529
Mr Javier Echenique Landiribar	25,000	0	25,000
Mr Alejandro Burillo Azcarraga	0	0	0
Mr Fernando de Almansa Moreno-Barreda	0	0	0

TOTAL	49,053	7,222	56,275

(i)	The stake is held through relatives in the first degree and spouses.

2.5 EXISTENCE OF AGREEMENTS BETWEEN SHAREHOLDERS.

Telefónica Móviles has not received any notification of the existence of para-corporate agreement between its shareholders.

ANNUAL REPORT ON CORPORATE GOVERNANCE

2.6. INFORMATION ON OWN PORTFOLIO

During financial year 2003 and during this financial year 2004, Telefónica Móviles has not performed any operations with its own portfolio.

MANAGEMENT STRUCTURE

The rules of organisation and operation of the Company’s Board of Directors and its Committees are set forth in the By-Laws of the Company and in the Regulations of its Board of Directors. Both documents are available to all the shareholders and investors on the web page of the Company, in the section on corporate governance.

3.1 COMPOSITION OF THE BOARD OF DIRECTORS.

Telefónica Móviles’s By-Laws foresee that the Board of Directors shall be comprised of a minimum of three and a maximum of nineteen members, who shall be appointed by the General Shareholders’ Meeting. Provisionally and pursuant to the provisions of the Spanish Company Act and the By-Laws, the Board of Directors may cover vacancies that arise through co-option.

The Board of Directors of Telefónica Móviles is now formed by fourteen Directors, a number that is considered adequate to ensure effective operation, considering the significant number of companies comprising it and their multinational nature, arising from the variety of countries in which it operates, as well as their economic and corporate relevance.

ANNUAL REPORT ON CORPORATE GOVERNANCE

As of the date of this Report, the Board of Directors of Telefónica Móviles is formed by the following persons:

Name	Date of first appointment	Date of last appointment	Post	Type of Director
Mr Antonio Viana Baptista *	27-09-2002		Executive Chairman	Executive

Mr Luis Lada Díaz	10-08-2000		Director	Proprietary

Mr Jose María Mas Millet *	14-02-2000	18-06-2002	Secretary Director	Independent

Mr José María Álvarez-Pallete López	14-02-2000		Director	Proprietary

Mr Lars. M. Berg	20-10-2000		Director	Independent

Mr Miguel Canalejo Larrainzar	20-10—2000		Director	Independent

Mr Maximino Carpio García	20-10—2000		Director	Proprietary

Mr Fernando Xavier Ferreira	20-10—2000		Director	Proprietary

Mr Víctor Goyenechea Fuentes	20-10-2000		Director	Proprietary

Mr Antonio Massanell Lavilla	20-10—2000		Director	Proprietary

Mr Javier Echenique Landiribar*	31-05-2002		Director	Independent

Mr Alfonso Merry del Val Gracie	20-10-2000		Director	Independent

Mr Alejandro Burillo Azcarraga	1-04-2003		Director	Proprietary

Mr Fernando de Almansa Moreno-Barreda	1-04-2003		Director	Proprietary

Mr Antonio Hornedo Muguiro	14-02-2000		Non Director Secretary	N/A

*	Messrs Viana Baptista, Echenique Landiribar and Más Millet were appointed during financial year 2002 by the Board of Directors by the cooption procedure, their appointment being ratified by the Ordinary General Shareholders’ Meeting held on 1 April 2003.

ANNUAL REPORT ON CORPORATE GOVERNANCE

The posts held by the Directors on the Committee of the Board are listed in the following table:

Directors	Executive Committee	Auditing and Control Committee	Nominating and Compensation Committee.
Mr Antonio Viana Baptista	X

Mr Luis Lada Díaz	X

Mr José María Mas Millet	X		X

Mr José María Álvarez-Pallete López	X	X

Mr Lars M. Berg			X

Mr Miguel Canalejo Larrainzar	X	X

Mr Maximino Carpio García			X

Mr Fernando Xavier Ferreira

Mr Víctor Goyenechea Fuentes

Mr Antonio Massanell Lavilla

Mr Alfonso Merry del Val Gracie	X		X

Mr Javier Echenique Landiribar	X	X	X

Mr Alejandro Burillo Azcarraga

Mr Fernando de Almansa Moreno-Barreda	X

As to the status of the Directors, the composition of Telefónica Móviles’ Board of Directors is fully in compliance with the recommendations on matters of Corporate Governance, due to its shareholding structure, it includes a significant number of independent directors (five), and the external directors (proprietary and independent) form an wide majority over the executive ones (thirteen to one).

The Regulations of the Board of Directors record the main rights and obligations of the members of the Board, especially those arising from the fundamental duties of diligence and loyalty.

ANNUAL REPORT ON CORPORATE GOVERNANCE

3.2 RULES OF ORGANISATION AND OPERATION OF THE BOARD OF DIRECTORS.

3.2.1 Procedures for selection, appointment and removal of Directors.

The fundamental principles of organisation and operation of the Board of Directors are set forth in the By-Laws and Regulations of the Board, approved on 20 October 2000, later amended having being the current Rules approved by the Board of Directors on 17th, February 2004, that are available for consultation on the Company web page. Those Regulations, also regulate organisation and operation of the Delegate, Consultation or Control Committees.

As aforementioned, according to the By-Laws, the Board of Directors will be comprised of a minimum of three and a maximum of nineteen members.

The proposals to appoint Directors must be preceded by the relevant favourable report by the Nominating and Compensations Committee, which shall not be binding.

In this sense, one must point out that the appointment of Directors at Telefónica Móviles is submitted, as a general rule, to the decision of the General Shareholders’ Meeting. Only on certain occasions, when it is essential due to vacancies having arisen since the General Shareholders’ Meeting was held, may it proceed, as established in the Spanish Company Act, to appoint these by cooption, with a prior report by the Nominating and Compensations Committee, and that decision must be ratified, in all cases, by the first General Shareholders’ Meeting held thereafter.

During financial year 2003, there has been no appointment of any member of the Board of Directors by the cooption procedure. During 2002, there were three appointments by cooption, that had the prior favourable report by the Nominating and Compensations Committee and were later ratified by the General Shareholders’ Meeting held on 1 April 2003, that additionally approved the appointment of a further two Directors.

The choice of external or non executive Directors must be assigned to persons of recognised solvency, competency and professional experience, who are willing to dedicate a sufficient part of their time to the Company, and special rigor must be applied to the choice of persons to cover the independent Director posts.

ANNUAL REPORT ON CORPORATE GOVERNANCE

As to the appointment of independent Directors, the Regulations of the Board of Directors establishes that this appoitments must rely on individuals having conditions that assure their imparciality and objectivity, poitintg our thar they may not a) have or had have recently a significant working, commercial or contractual relationship eihter directly or indirectly, with the Company, its officers, its Propietary Directors or companies of the Group wich interest they represent, the credit institutions with a prominent possition it the financing of the Company or other organisations receving significant subsidies by the Company, b) being Directors of other public Company having propietary Directors on the Company; c) having a close family relationship with the Execuvtive or propietary Directors or with members of the Top Management.

The Directors are appointed for a period of five (5) years and may be re-elected once or more times for the same periods of maximum duration, and must hand in their resignation from the Board of Directors when they reach the age of seventy (70) years. The Directors assigned to executive duties shall cease to perform these when they reach the age of sixty five (65), although they may continue as Directors, if the Board so decides.

Besides, the Directors must hand in their resignation from the Board of Directors and formalise the relevant resignation when they cease to hold the executive post to which their appointment as Director is linked, or when the reasons for which they were appointed disappear, or when (i) they incur in any of the legally foreseen cases of incompatibility, or (ii) when they are subject to severe admonition by the Nominating and Compensations Committee due to having breached any of their obligations as Directors, or (iii) when their remaining on the Board could affect the credit or reputation enjoyed by the Company on the markets, or endanger its interests in any other way.

3.2.2 Operation of the Board of Directors.

The Board of Directors is the body that supervises and controls the Company’s activity and has specific responsibilities in relation to the strategy and management of the business and coordination of its Group of Companies, delegating management of its ordinary business upon the executive bodies and its management team.

According to what is established in the By-Laws and Regulations of the Board, and except in cases when another voting quorum is specifically established, the resolutions shall be adopted by absolute majority of the Directors concurrent, present or represented at the meeting.

During financial year 2003, the Board of Directors of Telefónica Móviles held 11 meetings, 10 of them ordinary and 1 extraordinary that lasted approximately five hours. The Regulations of the Board foreseen that the Board of Directors shall hold its ordinary Monthly and, at the initiative of the Chairman, as often as he may deem convenient for proper operation of the Company as well as at the request of three Directors in which it analyses and debates the matters on its agenda.

ANNUAL REPORT ON CORPORATE GOVERNANCE

In order to guarantee adequate preparation of the meetings, and in order for the Members of the board to have the necessary information, the meetings shall have a pre-established agenda, of which they shall be notified sufficient time before the date foreseen to hold it, along with the calling to the meeting. To the same end, the Directors shall be sent, the same time in advance, documentation related to the agenda of the meetings, which is completed with the documentation and written and oral presentations they are provided during the meeting held.

To facilitate all the information and clarifications required in relation to some of the matters dealt with, the main executives of the Group have attended practically all the meetings of the Board held in the year 2003, giving presentations on the matters of their competence.

In order to provide information on the activity carried out by this body during financial year 2003, it is stated that the Board of Directors of Telefónica Móviles has known, debated or has taken, as appropriate, the relevant decisions, on diverse matters of its competence, among which the following must be pointed out such as the most outstanding:

(a)	In relation to the Company’s finance:

•	Results: On a monthly basis, a detailed presentation has been given to the Board concerning the consolidated results of the Telefónica Móviles Group and of the main operators in the Group.

•	Periodical financial information: The Board has been presented the financial information on each quarter, or semester when appropriate, during financial year 2003, prior to its presentation to the Markets and their Regulatory Bodies.

•	Annual Accounts: Annually, a detailed presentation of the balance sheets of the Company and its consolidated Group of Companies is provided, as well as the auditing reports, to which end the Accounts Auditor is present.

•	Other matters of a financial nature: Decision making by the Board on financial matters has always been preceded by all the relevant information for that purpose being supplied to the Directors. Thus, during financial year 2003, the Business Plan of the most significant operators was analysed.

•	Budget. The Board was presented, analysed and approved the budget for the financial year, of the Company as well as the main operators in the Group.

ANNUAL REPORT ON CORPORATE GOVERNANCE

(b)	In relation to the Group business:

•	Strategic aspects and objectives: The Board deliberated and decided on strategic aspects and objectives of the Group and its main operators, with special attention during this financial year to strategic decisions related to business in Spain, Mexico, Brazil and the rest of Europe.

•	Monitoring the activity: In addition to monitoring the activity and control of management of the business in the Group that is carried out monthly, by providing the Board the advance on the consolidated results and the results of the main operators (on the agenda of each meeting there is a point called “Management Report”), on several occasions during financial year 2003 a monographic examination has been performed of the situation, objectives and strategies of the different operators, with intervention before the Board of the top persons in charge of the operator concerned. In this sense, special attention has been paid to the operations carried out in Brazil, after the Joint Venture with Portugal Telecom, to the situation of the European companies in the countries where the Group obtained licences, as well as investments of special importance.

•	Regulatory aspects: The Board has been informed periodically, and has debated on several occasions over the last financial year of the main legal aspects that affect the telecommunications operators in the Group, with special emphasis on the modifications undergone in the laws that affect the systems to provide mobile telephony systems to adopt appropriate strategic decisions.

(c)	In relation to the structure and organisation of the Company:

•	Composition of the Committee of the Board of Directors: After examination and report by the Nominating and Compensations Committee, the Board considered the composition of the different Committee of the board and agreed their modification when deemed fit. In this sense, it resolved the appointment of Mr José María Más Millet and Mr Lars Berg as members of the Nominating and Compensations Committee and Mr Fernando de Almansa Moreno-Barreda as a member of the Executive Committee.

•	Organisational Structure: After examination and reporting by the Nominating and Compensations Committee, matters related to the organisational structure of the Company and the Group were considered by the Board during the financial year.

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•	Administrators and Top Management: The Board, following a report by the Nominating and Compensations Committee, passed about 26 resolutions during financial year 2003 on appointment of Directors and Top Management.

(d)	In relation to the internal control systems and other matters:

•	Company’s market disclosure policy. In addition to having reported to the Board several matters on communication of specific decisions or market operations, the Board of Directors approved, following the report by the Audit and Control Committee, at its meeting on 29 April 2003, Regulations For Disclousure of Information to the markets to regulate these communication processes, for punctual as well as periodic information, and the processes of preparing the Annual Information Prospectuses, establishing the general principles that must be applied by the Company to its communications.

•	Intra-group and related party transactions: Following a report by the Audit and Control Committee , the Board of Directors considered and, when appropriate approved transactions with the significant shareholder and companies in its Group, as well as with companies of Telefónica Móviles Group of different kind.

•	Ordinary General Shareholders’ Meeting: The Board called an Ordinary General Shareholders’ Meeting and passed the resolutions related to the proposals to be submitted for consideration by it.

•	Evolution of the listing of the Company: The Board remains punctually informed of the stock exchange evolution of the shares in Telefónica Móviles.

•	Relations with the External Auditor: At its meeting on 25 November 2003, the Board analysed and approved, prior report by the Audit and Control Committee , a set of Regulations on Relations with the External Audit, that considers the new obligations imposed on the auditors and the Company in their mutual relations.

Moreover, during financial year 2003, after the appropriate analyses and reports, the Board has approved diverse operations and specific transactions, among which the following must be pointed out as relevant:

•	Stock reorganisation of Terra Mobile and analysis of its strategic plan: Acquisition of the 20% of the share capitalheld by Terra Networks, S.A. and later transfer to Telefónica Móviles España, S.A.

•	Approval of the Service strategy to be followed by Telefónica Móviles España, S.A.

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•	Transfer of the trucking business in Argentina. Transfer to the company Radio Móvil Digital, S.A. by Telefónica Comunicaciones Personales, S..A, Group operator in Argentina.

•	Strategic alliance between Telefónica Móviles, Vodafone, T- Mobile and Orange to create an inter-operable system of payment.

•	Acquisition of the stake held by the companies NTT DoComo and Itochu in the Brazilian company Sudestecel Participaçoes, S.A.

•	Participation in the invitation to tender for the “Third GSM Licence in Algeria”.

•	Deployment of the GMS network by the Argentinean operator, Telefónica Comunicaciones Personales, S.A.

•	Approval of the cooperation agreement between Telefónica Móviles, T-Mobile International, TIM (Telecom Italia Mobile) and Orange to establish a strategic alliance in the mobile telephony sector and development of common services.

Furthermore, as to the relation between the Board of Directors and its Committees, one must point out at this point – notwithstanding what shall be detailed in relation to the activities of these Committees in section 3.2 of this Report -, that at practically all the ordinary meetings of the Board of Directors, the Chairmen of those Committees informed the Board concerning the activity and main work and action by them during the period immediately before hand, and according to the reports issued by the different Committee, propose that the Board pass the resolutions which the reports issued concern.

One must point out, in this last aspect that, during financial year 2003, those reports and proposals concerned, among others, the following matters:

Audit and Control Committee :

•	Formulation of Annual Accounts and Management Reports

•	Proposal on appointment of the Accounts Auditor

•	Presentation of quarterly or semester results.

•	Project of Regulations for Disclousure of Information to the Markets

•	Regulations of Relations with External Audit

•	Annual Report (“20F”) for the “Securities Exchange Commission” of the United States of America.

•	Continuous Annual Prospectus for the National Stock Market Commission

•	Analysis of the new legal obligations

•	Supervision of Internal Auditing by the Company

•	Amendments to the By-laws.

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Nominating and Compensations Committee:

•	Authorisation of linked operations with significant shareholders.

•	Appointment of Directors

•	Analysis of possible conflicts of interest that may affect the Directors due to their joining other Boards of Directors.

•	Remunerations of the Directors

•	Remunerations of the Top Management

•	Modification of the Organisational Structures and appointment of the Top Management of Telefónica Móviles, S.A. and subsidiaries.

•	Analysis of the new legal obligations

•	Resolutions on the Company Share Options Program (MOS Scheme.)

3.2.3 The Executive Committee.

As foreseen in the By-Laws and Regulations of the Board of Directors, the Board of Directors, always subject to the legal provisions in force, has delegated all its powers, except those that by law or statutory terms may not be delegated, upon a Executive Committee, although in practice, the great operativity of the Board of Directors as well as the adequate capacity of that body to deal with the volume of matters submitted to its consideration, lead to it not having the relevance that it has in other companies. Due to this, the Board of Directors, resolved at its meeting on 29 April, notwithstanding the powers already delegated to that Committeeand, in keeping with the recommendations on Good Governance, to entrust the Committeethe duties usually attributable to the Strategy Committee. Thus, it has revitalized the function of that body.

The relations between both bodies are based on a principle of transparency, so the Board always has full knowledge of the decisions passed by that Commission. Thus, the Board of Directors is informed of all the resolutions adopted by the Executive Committee, to which end a summary of the Minutes of the meetings of that Committee is distributed among all the Directors, there also being ratification of those resolutions.

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The Executive Committee of the Board of Directors was formed, on the date of this Report, by the following persons:

Members

Mr Antonio Viana- Baptista, Chairman

Mr José María Más Millet, Secretary

Mr José María Alvarez-Pallete, Spokesman

Mr Miguel Canalejo Larrainzar, Spokesman

Mr Alfonso Merry del Val Gracie, Spokesman

Mr Fernando de Almansa Moreno-Barreda, Spokesman

Mr Luis Lada Díaz, Spokesman

Mr Javier Echenique Landiribar, Spokesman

The regulation of that Committeeis included in the Regulations of the Board, which establish the rules for its composition, operation and its relation with the Board of Directors.

Resolutions are passed by the majority of the directors present, having the Chairman deciding vote. The acting Chairman and Secretary to the Executive Committee are the same persons as hold those offices on the Board of Directors.

In 2003, the Executive Committee held 3 meetings, of more than 3 hours long on average, and at most of its meetings the main Executives of the Group spoke, to explain matters related to their respective area of competence. No external advisor attended the meetings of the Executive Committee.

3.2.4 Other Committee of the Board of Directors.

The Board of Directors of Telefónica Móviles has the following consultation or controlling Committee:

•	The Audit and Control Committee

•	The Nominating and Compensations Committee

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3.2.4.1 Audit and Control Committee.

This Committee was formed, on the date of this Report, by the following members:

Members

Mr Miguel Canalejo Larrainzar, Chairman

Mr Javier Echenique Landiribar, Spokesman

Mr José María Alvarez-Pallete López, Spokesman,

All the members of the Audit and Control Committee are non executive Directors. Moreover, according to the most recent international recommendations in this matter, all the members of this Committee have financial training and, specifically, their Chairman has a long professional experience in financial and accounting matters. The non-Director Vice-Secretary of the Board of Directors and General Counsel of the company acts as Secretary to this Committee and drafts the Minutes later distributed to its members for conformity and remarks. Later, it is submitted for approval as the first point on the Agenda of the next meeting of the Committee that is held.

As to the object and duties of this Committee, one must mention that the Board of Directors of the Company, in fulfilment of the obligation established under “Act 44/2002, of 22 November, on Reform Measurements of the Financial System” – additional provision eighteen-, submitted introduction of a new article 19 bis of the By-Laws for approval by the shareholders at the Ordinary General Shareholders’ Meeting held on 1 April 2003, by which this Committee was granted statutory rank and regulated its composition and minimum competencies, according to the new legal requisites. The said ordinary General Shareholders’ Meeting approved that amendment to the By-Laws.

The Audit and Control Committee undertakes a fundamental role supervising the preparation and reporting of the Company’s financial information, acting as control and co-ordinator of the different parties involved. In this sense, its work is aimed at the following fundamental matters:

(i)	Knowing the process of financial information and evaluation of the Company accounting verification system.

(ii)	Ensuring the independence of the External Auditor, supervising its work and acting as a channel of communication between the Board of Directors and the External Auditor, and between it and the management team of the Company.

(iii)	Supervising the internal audit services.

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(iv)	Supervising the adaptation and integrity of the internal control systems on financial information.

(v)	Reviewing the prospectuses and periodic information the Company must provide the markets and their supervisory bodies; and

(vi)	Ensuring fulfilment of the rules of governance of the Company and making the necessary proposals for their improvement.

According to what is set forth in said article 19 bis of the By-Laws, the Audit and Control Committee shall meet at least once a quarter, and as often as appropriate, when called by the Chairman, at his own initiative, or when requested by two of its members or the Executive Committee. The Audit and Control Committee shall be validly constituted when attended directly or by representation of at least half its members, and it passes its resolutions by the majority of those attending. In the event of a draw, the Chairman shall have a deciding vote.

However, and in order to be able to intensify analysis of the matters commissioned, the Audit and Control Committee met a total of ten times in financial year 2003, for which it prepared a schedule of meetings, holding these prior to the meetings of the Board of Directors of Telefónica Móviles.

The meetings are held according to the agenda previously set and sent in advance to the members of the Committee along with the calling to each meeting. The deliberations by this Committee and the resolutions and decisions passed by it are documented in the minutes of each meeting.

The partner responsible from the Accounts Auditor to Telefónica Móviles has participated in these meetings on a regular basis to explain and clarify, at the request of the Committee, aspects of the auditing reports and work carried out by the External Auditor. Moreover, at the request of the Committee, other members of the management team of the Company and their subsidiaries have participated to state specific matters that affect their respective areas of competence. Specifically, one must emphasise the participation by those in charge of the financial and accounting consolidation department as well as those in charge of Internal Auditing.

To perform their duties better, just as expressly stated in the Regulations of the Board, the Audit and Control Committee may take advice from external experts. The Committee has not made direct use of that right, although it has spend some of its meetings on analysis of specific matters that required more in-depth knowledge, that were presented by experts from the Company or the External Auditor.

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On the other hand, the Audit and Control Committee spent a session, in July, on reviewing its own operation and activity, considering the legislative novelties aforementioned and it performed, in keeping with the recommendations provided therein, a self-evaluation of its action during financial year 2003.

Specifically, as to the work carried out by this Committee during financial year 2003, the following matters are emphasised:

(i)	In financial-accounting matters:

•	As to the Annual Accounts and Management Report, the Audit and Control Committee analysed and debated the most relevant aspects at the end of financial years 2002 and 2003, dedicating special attention to accounting for the main operations performed during those financial years.

•	Likewise, that Committee was informed, prior to public notification, concerning the information on the quarterly and semester results of the Company, as well as the Annual Prospectuses (Continued Prospectus and 20-F) recorded by the CNMV and SEC respectively, having issued favourable reports to the Board of Directors.

(ii)	In relation to the External Auditor:

•	The Committee analysed the proposal for appointment of the Accounts Auditor to Telefónica Móviles and its Consolidated Group of Companies, then presenting that proposal to the Board of Directors, in order to propose that appointment to the Ordinary General Shareholders’ Meeting when the term for which the Accounts Auditor was appointed elapsed.

•	Considering the national and foreign regulations on accounts auditing firms, the Audit and Control Committee prepared and issued a favourable report to the Board of Directors concerning Regulations on Relations with the External Auditors, to regulate all the aspects of the relations between the Company and its Group and the External Auditor, from appointment to supervision of its activity, including the necessary approval by the Audit and Control Committee of all the services that are not inherent to Auditing, according to the definition and description of these set forth in those Regulations. To comply with American law, the Audit and Control Committee has undertaken the power to approve all these services, not only when these are provided to Telefónica Móviles, S.A., but also when provided to subsidiaries that do not have their own Audit and Control Committee .

Thus, the Committee approved, after analysis and justification, that the Accounts Auditor to the Company provide certain services other than those inherent to auditing.

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•	The Committee approved the fees of the External Auditor, in relation to the actual auditing work on the Annual Accounts, as well as performing work related to the auditing, or other kinds of services.

(iii)	In matters of internal control and Internal Auditing and Intervention:

•	The Committee has been informed in detail of the actions performed by the Internal Auditing and Intervention units of the Group.

•	The Committee has analysed the risk map of the Group and the control model of same, and it has been informed of the evaluations performed by the Internal Auditing services on operation of the systems to control the information reported by the Company to the markets, and on the system to control financial-accounting information.

•	The Committee approved the Internal Auditing Plan for financial year 2003, after continually gathering information on the progress of the work carried out under that Plan.

(iv)	Corporate Governance

•	The Committee has analysed the most relevant legislative and regulatory novelties that could affect the Companies, in Spain[2] as well as abroad, with special attention in the latter case to the regulations published by the SEC to develop the Sarbanes-Oxley Act. In this regard it issued the favourable prior report on the proposal of the Regulations for Disclosure of Information for the Markets

•	The Committee has issued the relevant reports to adapt the Company to the obligations imposed by the new regulations: inclusion of an article 19 bis in the By-laws, in relation to the Audit and Control Committee, issue of the relevant reports on the Regulations of the General Shareholders’ Meeting and the Annual Report on Corporate Governance, review of the content of the web page, etc. ...

(v)	Other matters of interest analysed by the Audit and Control Committee .

•	The Committee was informed of the “Committees Information System” (e-SICA), a computer system through which the members of the Committee are constantly informed of the work carried out by the Internal Auditing and Control units, without detracting from the confidentiality of the information.

[2]	Act 44/2002, of 22 November, on Reform Measures for the Financial System (“Finance Act”), and Act 26/2003, of 17 July, that amended Act 24/1988, of 28 July, on the Stock Market, and the remodeled text of the Spanish Company Act, approved by Legislative Royal Decree 1564/1989, of 22 December, in order to reinforce the transparency of listed stock companies (“Transparency Act”).

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•	The Committee has analysed and issued the relevant reports on the operations with significant shareholders and intra-group operations.

3.2.4.2 Nominating and Compensations Committee

The present composition of the Nominating and Compensations Committee is as follows:

Members

Mr Javier Echenique Landiribar, Chairman

Mr Maximino Carpio García, Spokesman

Mr Alfonso Merry del Val, Spokesman

Mr Lars Berg, Spokesman

Mr José María Más Millet, Spokesman

All the members of this Committee are external or non executive Directors. The non-Director Vice-Secretary to the Board of Directors and General Counsel of the Company acts as Secretary to this Committee and drafts the Minutes, that are then distributed among its members for conformity and remarks. Later, they are submitted for approval, as point one on the Agenda of the following meeting of the Commission.

The essential purpose of the Nominating and Compensations Committee is to ensure the integrity of the selection processes of the Directors and top executives of the Company and to advise the Board on setting and supervising their remuneration.

Specifically, the main duties this Committee attributed by the Regulations of the Board of Directors are:

(1)	To report on proposed appointments of the Directors and top executives of the Company; on the members of the Committees of the Board of Directors, and on the organisational structure of the Company.

(2)	To determine the regime of Remunerations of the Executive Chairman; to set the regime of Remunerations of the Directors and review them periodically to ensure the adecuacy to the duties carried out by them.

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(3)	To determine the regime of remuneration of Top Executives of the Company.

(4)	To report on the incentives plans and make the appropriate decisions concerning adaptation to the different situations of the share option scheme (MOS Scheme);

During 2003, the Committee met 9 times. The members were called enough time in advance and sent the Agenda for the meeting, as well as the documentation on the matters to be dealt with.

Over 2003, the Nominating and Compensations Committee had knowledge of and reported, favourably in all cases, for subsequent approval by the Board of Directors, of any appointment of a Top Executive and change of structure in the organisation that took place either at Telefónica Móviles, or at any of its subsidiaries, as well as the appointment of new members of the Board of Directors of subsidiary companies, for later approval by the governing body of the relevant Company. To perform that task, the Committee examined the mandatory report on the post to be covered issued by Human Resources, the necessary Curriculum and profile, for a precise match between the post and person.

Likewise, throughout this year, the Nominating and Compensations Committee has reported, when necessary, on possible clashes of interest in relation to the members of the Board of Directors or Top Executives of the Company.

At the request of the Chairman of Telefónica Móviles, in the first quarter of the year, the Nominating and Compensations Committee reported on the proposal for variable retribution of the Top Management for financial year 2002, applying a significant reduction this year due to the financial results of the group.

As a duty of this Commission, it has examined the existing Share Option Scheme in the Telefónica Moviles Group (MOS Scheme), concentrating its analysis on situations where certain companies have left the programme and developing provisions to allow for a possible second phase of incorporation.

Likewise, in fulfilment of one of the main recommendations on Good Governance, the evaluation has been undertaken of the Remunerations of the Directors during financial year 2003, pursuant to the terms of article 20 of the By-laws.

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Likewise, the Nominating and Compensations Committee has issued, due to the relevance of the matter, in addition to the reports by the Audit and Control Committee, the mandatory reports to adapt the Company to the obligations imposed by the new regulations: inclusion of an article 19 bis in the By-Law sin relation to the Audit and Control Committee, issue of the mandatory reports on the Regulations of the General Shareholders’ Meeting, Regulations on Communication of Information on the Markets, the Annual Report on Corporate Governance, review of the content of the web page, etc.

3.3 REMUNERATION OF THE BOARD OF DIRECTORS MEMBERS.

Remuneration of the Directors of Telefónica Móviles consists of a fixed monthly allowance, and per diems for attending the meetings of the Committees of the Board of Directors. Moreover, the Executive Directors receive the relevant salary for performing their executive duties.

Its regulation is set forth in article 20 of its By-laws, that state that the maximum amount of the remunerations to be paid by the Company to the Board of Directors is set by the General Shareholders’ Meeting, it being the Body which determines, within that maximum limit, that specific amount, and then distributes it among the different Directors. In this sense, on must point out that in line with the best practice in this field, the remuneration of Directors is not linked to results.

The total amount of the retribution received by the Directors of Telefónica Móviles during financial year 2003 was of 2,443,190.79 euros; 1,293,816.35 euros per fixed allowance, including the remuneration received for belonging to the Boards of Directors of other Companies in the Telefónica Móviles Group; 76,178.22 euros in per diems for attending the meetings of the Committees of the Board of Directors; 127,187.44 for advisory services provided by certain Directors, 874,706.54 euros on wages and variable remuneration of the Executive Directors; 63,302.24 euros in Remunerations in species in favour of the Executive Directors, that include premiums of life insurance, medical insurance and housing costs; and 8,000 euros of contributions by the Company, as promoter and in favour of the Executive Directors, to pension schemes.

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The following tables show the Remunerations and services provided by the Directors of Telefónica Móviles in that year:

Board of Directors. Annual amount of the set allowance received by each Director (in euros)

POSTS	2003
Chairman	90,151.81
Spokesmen	90,151.81
Secretary	90,151.81

The Directors do not receive any kind of per diem for attending the meetings of the Board of Directors.

Other Committees of the Board of Directors. Annual amount of the per diems for attending the meetings of the Committees, received by all the Directors:

COMMITTEE	2003	Total
Auditing and Control	Per diem per meeting: 1,352.28 € euros (i) No. of meetings: 10	28,397.88
Executive	Per diem per meeting: 901.51euros No. of meetings: 3	19,833.22
Appointments and Remunerations	Per diem per meeting: 901.51euros No. of meetings: 9	27,947.12

(i)	The per diems received by the members of the Audit and Control Committee have been established according to the large amount of work and special responsibility of its members.

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Executive Directors. Total amounts received by the Executive Directors for each one of the following items (in euros).

ITEMS	2003
Wages	634,301.70
Variable remuneration	240,404.84
Remunerations in species (i)	63,302.24
Contributions to pension schemes	8,000

(i)	Includes Life Insurance, Medical Insurance and hosting.

Mr Antonio Viana-Baptista, as an executive of the Company, is a beneficiary of the Share Option Scheme of Telefónica Móviles, S.A., in which he holds a total of 181,736 options.

Moreover, one must point out that the non-Executive Directors do not receive, nor have received any remunerations during 2003 for pensions or life insurance, nor have they participated in the retribution plans linked to the listed value of the shares.

Lastly, the Company does not grant, nor has granted during 2003, any advance, loan or credit at all in favour of the Directors, nor to its main executives, thus fulfilling the requisites of the Sarbanes-Oxley Act published in the United States, applicable to Telefónica Móviles as a listed company on that market.

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3.4 ADDITIONAL INFORMATION ON THE MEMBERS OF THE BOARD OF DIRECTORS.

3.4.1 Directors appointed in relation to Significant Shareholders.

Just as stated in section 2.1 of this Report, certain members of the Board of Directors, who have proprietary Director status, have been appointed attending in relation to the significant shareholder, Telefónica, S.A..

Specifically these are:

Mr Luis Lada Díaz

Mr José María Álvarez-Pallete López

Mr Maximino Carpio García

Mr Fernando Xavier Ferreira

Mr Víctor Goyenechea Fuentes

Mr Antonio Massanell Lavilla

Mr Alejandro Burillo Azcarraga

Mr Fernando de Almansa Moreno-Barreda

3.4.2 Members of the Board of Directors of Telefónica Móviles holding management or executive posts in other Companies in the Group Móviles.

The following list is that of members of the Board of Directors of Telefónica Móviles who have management or executive posts in other Companies in the Telefónica Móviles Group, specifying those offices in each case:

•	Mr Antonio Viana-Baptista is Chairman of Telefónica Móviles España, S.A. He is also a Director of the following Companies: Brasilcel N.V.

•	Mr Luis Lada Díaz is a member of the Board of Directors of Sudestecel Participaçoes, S.A.

•	Mr José María Alvarez- Pallete is a member of the Board of Directors of Telefónica Móviles España, S.A.

•	Mr Javier Echenique Landiribar is a member of the Board of Directors of Telefónica Móviles México, S.A.

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•	Mr Fernando Xavier Ferrerira, is a member of the Board of Directors Brasilcel N.V.; Tele Sudeste Celular Participações S.A.; Tele Leste Celular Participações S.A. ; Celular CRT Participações S.A.; TBS Participaçoes, S.A.; Iberoleste Participaçoes, S.A.; Sudestecel Participaçoes, S.A. Tele Centro Oste Celular Participaçoes, S.A. ; Telesp Celular, S.A.; Teleacre Celular, S.A., Telegoiás Celular, S.A., TCO IP, S.A.,Telemat, S.A., Telems, S.A., Teleron Celular, S.A., Norte de Brasil Telecom, S.A

INFORMATION ON RELATED TRANSACTIONS AND INTRA-GROUP OPERATIONS

4.1	OPERATIONS PERFORMED WITH SIGNIFICANT SHAREHOLDERS

As the Significant Shareholder is the parent company, the operations performed by the Company with Telefónica, S.A. are detailed in the section “Significant Operations performed with other companies belonging to the same Group”. One must point out, however, that the Company has established certain control measures as recorded in the Regulations of the Board of Directors, so the Board of Directors formally reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders, always following a report by the Audit and Control Committee, that analyses and evaluates the operation from the point of view of equal treatment of the shareholders and the market conditions of same. Moreover, the Directors related to each shareholder shall be obliged to be absent when such matters are being discussed and to abstain from voting on them.

4.2 OPERATIONS PERFORMED WITH THE MANAGEMENT AND DIRECTORS OF THE COMPANY AND THE GROUP OF COMPANIES THE COMPANY IS A MEMBER OF.

First of all, one must point out that, according to what is established in the Regulations of the Board, the Directors must abstain from intervening in deliberations and voting on matters in which they have a director in direct interest. Likewise, the Directors may not perform, directly or indirectly, professional or commercial transactions with Telefónica Móviles, or any of the Companies in the Group, unless the Board of Directors, whenever the transactions are to the ordinary activity of the Company or when they are not performed subject to market condictions, with the abstention of the Director affected, approves the transaction with the favourable vote of at least 80% of the Directors attending, and following a report by the Nominating and Compensations Committee.

One must also point out that, according to the terms established in the Internal Code of Conduct For Securities Issues of Telefónica Móviles (RIC), the Company executives are obliged to (a) act at all

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times with loyalty to the Group and its shareholders, regardless of their own or third party interests; (b) to abstain from intervening in or influencing decision making that may affect the persons or entities with which there is a conflict; and (c) to abstain from access to information classified as confidential that affects such a conflict. Moreover, these people are obliged to inform the Standards Compliance Department of the Company of situations that may potentially give rise to conflicts of interest.

The following is a description of the existing operations between members of the Board of Directors and the Company.

The company MELOG, BVBA, controlled by Mr Lars M Berg, subscribed a contract in 2001 with Telefónica Móviles, S.A., lasting one year, extendable by terms of the same duration, by virtue of which it agreed to provide certain consultancy services to the Company and the firms forming its Group. On the other hand, Mr José María Más Millet, Secretary of the Board of Directors since 2001, and while continuing in his office, provides legal advisory services to the Company. The retribution in both cases is at market value and of no significance to the Company. The sums paid during financial year 2003 are detailed in section 3.3. of this Report.

Moreover, Mr Burillo is, by virtue of acquisition agreements with Pegaso Telecomunicaciones, S.A. de C.V., holder of a put option of his stake in Telefónica Móviles México, S.A. de C.V., exercisable in the years 2007 and 2008. On the other hand, Telefónica Móviles, on that term elapsing, in the event of that right not being exercised by Mr Burillo, is the holder of a call option to purchase his stake in Telefónica Móviles México, S.A. de C.V. Moreover, by virtue of the shareholder agreement subscribed with the Burillo Group, he has the right of veto in resolutions related to conversion of the shares, declarations of bankruptcy, dissolution or liquidation of Telefónica Móviles México, S.A. de C.V. amendments of the By-Laws that involve a limitation of the rights granted to the Burillo Group, or mergers and/or corporate reorganisations that involve a decrease in the percentage stake of the Burillo Group. Moreover, the Burillo Group is entitled to appoint the non-Executive Chairman of Telefónica Móviles México, S.A. de C.V., as well as to appoint one or two of the eleven members of the Board of Directors, which shall depend on the percentage of the stake held by the Burillo Group.

There are no operations with members of the Board of Directors, Executives of the Company, other persons who representative it at the highest level, or the individuals or corporations related to these, other than this described in this section. Likewise, neither the members of the Board of Directors, nor the Executives of the Company, nor other persons who assume their representation at the highest level have participated in unusual and relevant transactions of the Company in the last financial year, nor do so at present.

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4.3 SIGNIFICANT OPERATIONS CARRIED OUT WITH OTHER COMPANIES BELONGING TO THE SAME GROUP.

Telefónica Móviles is the parent company heading a Group of companies, that performs its corporate object through its stakes in these companies. Likewise, Telefónica Móviles, S.A. is a member of the Telefónica Group, its majority shareholder.

From the point of view of integration within the Telefónica Group and, thus, within the scope of the relations of Telefónica Móviles, S.A. with its significant shareholder and companies in its Group, the organisational structure of Telefónica Group and its co-ordination policies lead to a centralisation of, among others, its financial policy and, in some cases, the actual financial management. According to this, most of the operations performed by Telefónica Móviles, S.A. with its parent company and companies in the Telefónica Group are operations of a financial nature, to cover the needs for funds and coverage of the interest rate and exchange rate risks.

According to this, as to financial year 2003, just as recorded in the consolidated annual accounts of the Telefónica Móviles Group, the balance of the accounts to be paid on loans and lines of credit with companies in the Telefónica Group amounts to 6,058 million euros, it having accrued financial expenses under that heading in 2003 amounting to 324 million euros.

Moreover, within the ordinary course of their respective activities, the companies in the Telefónica Móviles Group perform diverse commercial with transactions companies in the Telefónica Group, among which there are those of interconnection, circuit leasing, call centres, engineering services, logistics systems and research and development. The prices and conditions applied to these operations are those the companies could obtain acting alone on the markets, under high efficiency criteria, that is, without excess cost due to lack of scale (and without incurring structural expenses). Performance of the intra-group operations at market prices is essential for correct evaluation of the management of these Companies, to guarantee the transparency of these operations as to their contractual terms and conditions, and for due fulfilment of the applicable regulatory and fiscal requisites.

Additionally, under special circumstances and according to the nature of the operation, Telefónica, S.A. has guaranteed certain operations on behalf of subsidiaries of Telefónica Móviles, S.A. that simultaneously have been counter-guaranteed by Telefónica, S.A.

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As to significant operations that Telefónica Móviles, S.A. performs with subsidiaries in its Group, these are, as in the case of those with its parent company, and arising from that centralisation, of a financial nature, (granting of loans, lines of credit). According to this, in relation to financial year 2003, just as recorded in the individual annual accounts of Telefónica Móviles, S.A. on 31 December 2003, the balance of the accounts receivable for loans granted to companies in the Telefónica Móviles Group amounts to 5,941 million euros, with accrual in 2003 of financial revenue for this item of 350 million euros.

On the other hand, Telefónica Móviles, S.A. has entered into contracts with almost all the operators outside the country for (i) Transferral of Technical Capacity, by virtue of which Telefónica Móviles, S.A. grants the different operators, in exchange for annual fees, the right to non-exclusive use of all the patents, commercial brands, know how, processes, and, in general, all intellectual and industrial property use rights that Telefónica Móviles considers convenient for more efficient operation and performance of the corporate activity by the company and (ii) Management Transferral Contracts, by virtue of which Telefónica Móviles, S.A. undertakes, in exchange for a fee, the responsibility for all the company management. The total revenue accrued for both items in financial year 2003 amounted to 30,022 thousand euros.

Lastly, one must point out that Telefónica Móviles, S.A. and its Spanish dependent companies, in which Telefónica, S.A. held at least 75% of the share capital in financial year 2003, are subject to Spanish taxation under the consolidation regime, so they are taxed within the consolidated Tax Group of Telefónica, S.A.

INFORMATION ON RISK CONTROL SYSTEMS

5.1 GENERAL MODEL OF THE RISK CONTROL SYSTEM.

Telefónica Móviles is to perform permanent monitoring of the most significant risks of the main Companies that comprise its Group. To do so, the Company has a corporate risk model that is embodied in a map that identifies the risks that require specific control and monitoring according to their importance. Once a risk is identified, the processes related to it are associated, in order to reinforce the necessary controls.

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Identification of these risks and processes is carried out by the Internal Auditing Unit of the Company, with support from the Auditing and Communication General Management, in charge of the Internal Auditing Department of Telefónica, S.A., with which the Company has entered into a service agreement, the results of which are periodically reported to he Audit and Control Committee of Telefónica Móviles.

The 50 risks considered by the model are classified in the following categories:

(i) Risks of the business processes:

•	Operational risks
•	Risks of integrity
•	Risks of management and human resources
•	Technological
•	Financial

(ii) Risks of information:

•	Operating information
•	Financial information
•	Strategic evaluation

(iii) Risks of the environment

To establish the appropriate control systems, Telefónica Móviles has a set of rules, approved by its Board of Directors, that regulate the basic aspects of this system, as well as implementation of the control systems. The main internal rules for these purposes are as follows:

(a) Regulation on the registration, communications and Control of financial/accounting information

•	Recording, communication and control of financial – accounting information.

•	Disclosure controls and procedures regulation.

•	Intra-group operations: procedures for recording, payment and conciliation.

(b) Rules of control over personnel activity by the Company.

•	Travel and representation expenses of the executives: limits, justification, reimbursement, etc.

•	Rules on physical security and that of information.

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(c) Rules on external representation and linking of the Company:

•	Rules on general criteria for hiring goods and services.

•	Payments: segregation of functions, concurrent double signature, bank conciliations, etc.

•	Powers of attorney: to sign contracts, open accounts, dispose of funds, etc.

Telefónica Móviles also has certain units with responsibilities for control over specific risks of the Company, such as: Risks and Insurance, Regulation, Management Control and Human Resources (labour risks).

Lastly, the Company has an Intervention Unit to control application of funds, control over relevant operations, control of travel and representation expenses, implementation of basic controls in processes of major risk, etc.

5.2 CONTROLS OVER THE FINANCIAL – ACCOUNTING PROCESS

Within the corporate risks, due to its special relevance to investors and shareholders, emphasis must be placed on the system to control the financial-accounting information process. At Telefónica Móviles, this system is regulated through the following manuals, instructions and regulations:

•	Manual on Regulations for Evaluation and Accounting Policies.

•	Instructions for financial closing and external audit.

•	Annual calendar of financial – accounting information.

•	Corporate Accounting Plan.

•	Manual of the Subsidiary Information System (technical – computer instrument to report financial – accounting information and for consolidation of the financial statements).

•	Regulations on intra-group operations and internal control.

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In another field, one must emphasise that all the Companies in the Group have insurance coverage that reasonably covers possible risks of damage to the fixed assets assigned to operation and subsequent possible loss of profit. Those policies include certain excesses. The management of that insurance is centralised at Group level within the Corporate Risk and Insurance Management.

RELATIONS WITH SHAREHOLDERS AND MARKETS

6.1 OPERATION OF THE GENERAL SHAREHOLDERS’ MEETING.

The General Shareholders’ Meeting is the supreme deliberating and deciding body through which the corporate will is enacted, and in that sense, the shareholders, when legally and validly met as the General Shareholders’ Meeting, decide by majority on the matters inherent to the competence of the Meeting, attributed to it by the Act or the By-laws.

6.1.1 Existence and description of the Regulations of the General Shareholders’ Meeting.

Telefónica Móviles aims to submit Regulations on the General Shareholders’ Meeting for consideration and approval, if appropriate, by its next General Shareholders’ Meeting. This establishes the rules and principles of its organisation and operation, thus fulfilling the terms of Act 26/2003, of 17 July. Until this takes place, organisation, operation and the proceedings of the General Shareholders’ Meeting of Telefónica Móviles shall be carried out solely according to what is set forth in the Mercantile Legislation in force and in the By-Laws of the Company. This text shall be made available to the shareholders on the web page of the Company as of the date of publication of the announcement calling the Meeting.

The General Shareholders’ Meeting of the Company is called by the Board of Directors, which approves not only calling of the Meeting, but also the matters that must be submitted for deliberation and, as appropriate, decision by the Board (Agenda), as well as the Proposals of Resolutions submitted for its approval, along with the relevant reports in each case on certain Proposals.

The calling of the General Shareholders’ Meeting, as well as its Agenda are reported to the shareholders and public at large in announcements published in the Official Journal of the Mercantile Registry of Spain and in several national newspapers published in the city were the Company has its registered office (Madrid, Spain), as well as by their inclusion on the Company web page.

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6.1.2 Rights of shareholders in relation to the General Shareholders’ Meeting.

The rights of each and every one of the shareholders, related to holding the General Shareholders’ Meeting, are subject to scrupulous respect and treatment by the Company, on the terms and conditions established in the applicable laws in force and in the By-laws.

Such rights are, apart from that to impugn the corporate resolutions passed by the Meeting according to the requisites established in the Law, the right to information, the right to attend and the right to vote.

In order to facilitate and make it possible for any shareholder to exercise his right to information, the proposals of resolutions submitted for approval by the Meeting and the mandatory documents and reports related to these, are made available to the shareholders, on the terms and conditions established in the Spanish Company Act, from the moment the announcements to call the Meeting are published.

Likewise, the Company attends, to the extent possible, mandatory for information that, in relation to the matters included in the Agenda of the General Shareholders’ Meeting, are made by any shareholder, in the days immediately prior to holding the Meeting, as well as at the actual Meeting when it is being held, the agenda of which expressly includes a turn for the shareholders to speak, at which all shareholders attending the Meeting may do so if they wish. Their interventions shall always be replied to by the Chairman of the Company.

As to the right to attend and vote at the General Shareholders’ Meeting, the Company provides these to the maximum, as well as within the framework established by the applicable laws in force and the By-laws, especially representation of shareholders at the General Shareholders’ Meeting, which may be granted to any person, even if not a shareholder.

Lastly, and to show the respect and guarantee that the Company protects the rights of the shareholders in relation to the General Shareholders’ Meeting, one must mention, on one hand, that the drawing up of the list of those attending and calculation of the quorum of attendance for valid constitution of the Meeting are entrusted to a company of recognised prestige in its sector of activity and which acts subject to an accredited professional practice; and, on the other hand, the Board of Directors requires the presence of a Notary Public to draft the Minutes of the General Shareholders’ Meeting.

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6.1.3 Data on attendance at the Previous General Shareholders’ Meeting

In the last three years, coinciding with floating of the company on the Stock Exchange, the General Shareholders’ Meeting of Telefónica Móviles has held three ordinary meetings, the attendance data of which are as follows:

Ordinary General Shareholders’ Meeting of 1 June 2001

Shareholders present:	1,077
Shareholders represented:	53,743
TOTAL SHAREHOLDERS	54,820

Shares present:	394,660
Shares represented:	3,789,804,430
TOTAL SHARES	3,790,199,090

PERCENTAGE OF SHARE CAPITAL	93.2539%

General Shareholders’ Meeting of 4 April 2002

Shareholders present:	548
Shareholders represented:	26,290
TOTAL SHAREHOLDERS	26,838

Shares present:	327,936
Shares represented:	3,986,043,248
TOTAL SHARES	3,986,371,184

PERCENTAGE OF SHARE CAPITAL	92.9399%

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General Shareholders’ Meeting of 1 April 2003

Shareholders present:	680
Shareholders represented:	44,199
TOTAL SHAREHOLDERS	44,879

Shares present:	402,688
Shares represented:	4,018,077,288
TOTAL SHARES	4,018,479,976

PERCENTAGE OF SHARE CAPITAL	92.7937%

6.1.4 List of the resolutions passed by the General Shareholders’ Meeting.

During financial year 2003, at the meeting held on 1 April 2003 (the only one held during that financial year) the General Shareholders’ Meeting of Telefónica Móviles, passed the resolutions mentioned below, that were subject to the relevant notification to the CNMV in the Relevant Fact notice of 1 April 2003. The Company web site, section on the General Shareholders’ Meeting, provides information on these resolutions.

To sum up, those resolutions were as follows:

•	Point I of the Agenda: Approval of the Annual Accounts and Management Report, of Telefónica Móviles as well as its Consolidated Group of Companies, as well as the proposal for application of the results (compensation of losses from previous financial years and full provision of the legal reserve of Telefónica Móviles) and approval of the management by the Board of Directors), all related to financial year 2002.

•	Point II of the Agenda: Distribution of a dividend of a gross amount of 0.175 euros, against the heading “Issue Premium”.

•	Point III of the Agenda: Modifications within the Board of Directors: The number of directors was set at 14, proceeding to ratify the appoitment of the directors who had been appointed since the last General Shareholders’ Meeting by the cooption procedure: Mr Antonio Viana-Baptista, Mr Javier Echenique Landiribar and Mr José María Mas Millet-, and proceeded to appoint two new members of the Board of Directors, -Mr José Fernando de Almansa Moreno–Barreda and Mr Alejandro Burillo Azcárraga-.

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•	Point IV of the Agenda: Appointment of a Accounts Auditor for financial year 2003, that appointment being awarded to the auditing firm Deloitte & Touche España, S.L. (formerly called Deloitte España, S.L. and previously called Arthur Andersen y Cía. S.Com) as Accounts Auditor to verify the Annual Accounts and Management Reports of Telefónica Móviles and of its Consolidated Group of Companies, for financial year 2003.

•	Point V of the Agenda: Authorisation to acquire own shares, directly or through Companies in the Group.

•	Point VI of the Agenda: Delegation in favour of the Board of Directors of the power to issue securities, bonds, promissory notes and other fixed yield bills, simple, exchangeable and/or convertible, with attribution, in the latter case, of the power to exclude the pre-emptive subscription right of the shareholders and holders of convertible securities, and the power to guarantee the issues of subsidiary Companies.

•	Point VII of the Agenda: Creation of a new article 19 bis of the By-laws, concerning the Audit and Control Committee and amendment of article 20 of the By-laws, on remuneration of the Board of Directors.

•	Point VIII of the Agenda: Setting the maximum limit of the annual remuneration to be received by the all the Directors according to new article 20.1 of the By-laws.

•	Point IX of the Agenda: Delegation of powers to formalise, interpret, correct and execute the resolutions passed by the General Shareholders’ Meeting.

6.2 TRANSPARENCY AND DISCLOUSURE.

The Regulations of the Board of Directors of Telefónica Móviles assign several articles to regulating the channels through which relations are established between the Board of Directors and the shareholders of the Company (of individual shareholders as well as shareholders and institutional investors), to thus ensure the greatest possible transparency in those relations.

It is also expressly established that the Board of Directors, in its relations with the shareholders, is bound to guarantee equal treatment.

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6.2.1	Shareholders’ Office.

To maintain permanent, exclusive contact with its shareholders, Telefónica Móviles has a Shareholders’ Office called Bursa. This service provides and distributes relevant information on the company for shareholders and specifically answers queries raised by any shareholder, managing these through its call center, its web page, or by post.

In relation to operation of this service during financial year 2003, the following data is provided:

•	The number of calls received on the Free Inquiries Line 900 175 176 (open from Monday to Friday, from 9 to 19 hours) amounted to 17,742, generating a total 19,116 queries.

•	The queries through the Shareholder Inquires Web page amounted to 306, and 344 were received by other means (letter …).

•	In the year overall, 28,000 copies of publications were distributed quarterly, containing information on the quarterly results, as well as the economic and financial events and others that may be relevant to the shareholders.

•	The number of customised information dispatches by mail amounted to 945 (3,722 if one includes sending the welcome pack).

Telefónica Móviles also participates in specialised Forums on the stock exchange and other markets (Madrid, Barcelona and Valencia) aimed at individual investors, where presentations are given on the management and perspectives of the Company and its Group.

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Lastly, in order to improve the quality of the information provided by the Shareholders’ Office, all the queries managed through the call center, Web page and post are processed by computer and thus allow a qualitative and quantitative analysis, improving the channels of communication and correcting possible defects. The following graph of financial year 2003 analyses the distribution of inquiries by matters of interest to the shareholders:

Distribution of inquiries to the Shareholder Inquiry Line

-	Results and relevant events
-	Evolution of stock exchange and listings
-	General Shareholders’ Meeting
-	Shareholder remuneration
-	Information on the Shareholders’ Office

6.2.2 Investor Relations Department.

On the other hand, in order to provide custom attention to Institutional Investors, Telefónica Móviles has an Investor Relations Department. This department has the most relevant duty of designing and executing the communication programme of Telefónica Móviles aimed at national and international financial markets, in order to make known and explain the main strategic, organisational, operational and business objectives of the company, as well as to periodically report the financial results arising from its activity. Through this area, Telefónica Móviles informs the financial markets of all the necessary relevant information to form a view of its future performance, thus actively contributing to adequate setting of the price of the securities issued by the Company.

In 2003, following the policy of transparency in the communication and disclosure of information to institutional investors and financial analysts, a high level of activity was maintained through

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presentations in forums, holding meetings and audio-conferences (conference calls), organising roadshows in the main financial cities, and participation at the Third Annual Investor Conference of the Telefónica Group. In this sense, excluding the latter, meetings have been held throughout the year 2003 with nearly 30 investment institutions, and the company management team participated actively in the communication tasks.

The central axis of communication with investors and analysts are the quarterly presentations of the Company results, in which the Investor Relations Department makes a special effort at communication in which it combines preparation of the Quarterly Report of Results and registration at the CNMV, with conference calls at which the management team analyses the results obtained, which may be followed by telephone as well as on the Internet (webcast), guaranteeing universal access to the information in real time. The conference calls held in 2003 had an average audience of approximately 200 participants, the total of people linked by telephone or Internet.

Likewise, and with the same structure, specific conference calls are organised in order to explain relevant strategic operations and decisions to the financial markets, after the appropriate communication to the relevant regulating bodies.

Within the Communication Programme by the Company and along with the quarterly presentations of results, special emphasis must be placed on participation in the Third Conference of Investors and analysts of the Telefónica Group held on 9 and 10 October in Madrid, at which a review of the main landmarks of the Strategic Plan 2004-2006 was presented by the Chairman and Executives of Telefónica Móviles. The event was attended by more than 280 participants, continuing the clear trend in improving the quality of the audience with an increase in participation by institutional investors for the second consecutive year.

The Communication Programme prepared by the Investor Relations Department was completed by organising roadshows, at which meetings were held with almost 50 investors, as well as with participation in sectorial conferences organised by financial institutions.

In recognition of the communication effort made in financial year 2003, the Investor Relations web page designers have set up one of the best 5 pages in Investor Relations in Spain and Portugal, by MZ Consult -JP Morgan.

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6.2.3 Market Disclosure.

In fulfilment of applicable laws, the Company informs each and every one of the regulatory bodies to the markets where its securities are traded, through the relevant communication of Relevant Facts and Other Communications, with punctual information on any significant event arising in relation to its business.

To these ends, the Board of Directors of the Company approved Internal Code of Conduct for Securities Market Issued at its meeting on 29 April, that regulate the basic principles of operation of the information communication control processes and systems, through which it intends to guarantee that the information is reported on the markets, as well as internal procedure that must be continued to supply that information.

During financial year 2003, Telefónica Móviles issued a total twenty seven releases, as shown in the following table:

Type of information	Number
Operations of investment and divestment of a strategic nature	2
Presentations of quarterly results	5
Changes in the Board of Directors and other governing bodies and information on the Corporate Governance	6
Presentations on the Company	6
Information on strategy, objectives and agreements of a strategic nature	3
Other communications of relevant events	5

TOTAL	27

On the other hand, the Company has provided information to the investors and shareholders through the different Annual Information Prospectuses published, that provide exhaustive global information on the Company, its business and economic-financial information. Thus, during 2003, Telefónica Móviles registered the following Prospectuses:

•	The Continuous Information Prospectus for financial year 2002, registered at the official registry of the National Stock Market Commission on 28 July 2003.

•	Annual Information Prospectus in 20F format, which was registered on 30 June 2003, at the U.S. Securities Exchange Commission.

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6.2.4 Information provided on the web page.

During financial year 2003, important work was carried out on the web page of Telefónica Móviles as to the relevant content for shareholders and investors, restructuring the information there up to date, including new content and creating a new section specifically dedicated to matters of Corporate Governance.

The web page of Telefónica Móviles (www.telefonicamoviles.com) contains four specific sections with relevant content for shareholders and investors:

•	www.telefonicamoviles.com/ir, mainly aimed at the institutional investor and financial analysts.

•	www.telefonicamoviles/bursa.htm, with specific content of use for minority investors.

•	www.telefonicamoviles.com/esp/gobierno; www.telefonicamoviles.com/eng/Gobierno, that contains all the relevant information on matters of governance of the company.

Either through one or another of these sections, and even in the case of specific, very significant content through any of them, the following information may be accessed:

Content related to corporate governance

•	Relevant documentation: By-laws, Regulations of the Board of Directors, Internal Code of Conduct For Securities Issues, Annual Reports, contained in the Annual Report on Corporate Governance for financial year 2002, etc.

•	Shareholding Structure: significant stakes and number of shareholders.

•	General Shareholders’ Meeting in years 2001, 2002 and 2003: resolutions passed, quorum, discussions.

•	The Board of Directors: functions, composition and number of Telefónica Móviles’s shares held by the Directors.

•	Committees of the Board of Directors: functions and composition of each of them.

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•	The Management Team: identification of the members of the Top Management of Telefónica Móviles.

•	Retribution Policy: information on remuneration of Directors, Executives and on existing retribution schemes linked to shares.

Content in financial and stock exchange matters

•	Financial Information: Annual reports since 2001 and quarterly results of the last three years.

•	Official Records: Informative prospectuses recorded before the different regulatory bodies of the Stock Markets on which the Company is listed.

•	Corporate Presentations: most relevant corporate presentations made during the last two financial years, including presentations on resolutions and acquisitions, and the presentations made at the last three Investor Conferences.

•	Stock Exchange Information: stock exchange data and securities listing in real time, information on dividends, presence on stock exchanges, ponderation of the main indexes, capital increases performed, etc.

General information on the business

•	Information on the structure of the Telefónica Móviles Group.

•	Press releases issued during the financial year.

•	Reports of Relevant Facts and other releases during the financial year.

Lastly, one must mention that all the information included in the web page – except some specific documents – are provided in two languages: Spanish and English.

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DEGREE OF COMPLIANCE WITH THE ON CORPORATE GOVERNANCE RECOMMENDATIONS

The following is an analysis of the degree of Compliance with the most relevant recommendations on Corporate Governance nationally and internationally, especially those provided in the Report published by the “Special Committee for Study of an Ethical Code of the Boards of Directors of the companies: Governance of listed companies”, of 26 February 1998 (Olivencia Code) as well as the report by the “Special Committee for encouragement of transparency and security on the markets and in listed companies”, of 8th March 2003 (Aldama Report).

Principles of Corporate Governance

Existence of internal provisions that regulate the corporate governance system

The fundamental rules of corporate governance of Telefónica Móviles are recorded in the By-Laws and in the Regulations of its Board of Directors, as well as in the Internal Code of Conduct For Securities Issues and in the Regulations for Dislousure of Information for the Markets. The Regulations of the Board of Directors, as the fundamental rules of corporate governance of the Company, determine the principles for action by the Board of Directors, regulates their organisation and operation and set the rules of conduct of its members.

The Board of Directors

Specific assuption by the Board of Directors of the general supervisory role that may not be delegated, and establishment of a catalogue of matters reserved for its knowledge.

The Regulations of the Board of Directors basically organise it as a body to supervise and control the activities of the Company, delegating management of the ordinary business on the executive bodies (individual and collegiate) of the management team. Moreover, in keeping with what is established in the Regulations, the Board is obliged to directly exercise certain responsibilities (general strategies, own portfolio strategy, implementation and monitoring of the internal control systems, etc.).

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Composition del Board of Directors

Size of the board and adjustment to the nature of the Company.

The By-Laws of Telefónica Móviles foresees that the Board of Directors shall be comprised of a minimum of three and maximum of nineteen members. The present Board of Directors of Telefónica Móviles consists of fourteen Directors.

Due to the complexity of Telefónica Móviles Group, the significant number of Companies that comprise it, their multinational nature, as well as their economic and corporate relevance, the size of the Board of Directors is considered to be adequate and appropriate to achieve effective and operational procedures.

Integration of a reasonable number of independent Directors on the Board.

Majority of external or non-executive Directors against the number of Executive Directors.

Multinational presence on the Boards of Directors.

Considering the present composition of the Board of Directors of Telefónica Móviles, and the principles that govern that composition – established in the Regulations of the Board-, one may conclude that: (a) it is formed by a significant number of independent Directors (five); (b) the external Directors (proprietary and independent) constitute an ample majority of executives (one to thirteen); and, (c) it has, considering its shareholding structure, a very significant share of independent Directors.

On the other hand, considering the multinational nature of Telefónica Móviles Group, the Board of Directors of the Company has four foreign nationals as Directors.

Operation of the Board

Meetings of the Board: frequency, encouraging participation by all the Directors, care in drafting the minutes, and evaluation of the efficiency of the Board

In order to assure adequate operation of the Board, its meetings are held almost monthly, according to a set calendar, in which the matters included on the agenda are analysed and debated. Under direct supervision by the Secretary to the Board, special care is taken over drafting the minutes, in order to for these to provide a true record of the matters discussed and, if appropriate, the resolutions passed.

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The Company’s CEO

If the Board opts for the formula of accumulating both the Chairman and the CEO positions in a single person the Company shall take the necessary precautions to reduce the risks of concentration of power in a sole person.

The Chairman del Board of Directors is the CEO of the Company, although according to what is set forth in the Regulations of the Board of Directors, its action must comply at all times to the criteria and directives set by the General Shareholders’ Meeting, by the Board of Directors and by the Committee dependent on it. Likewise, all resolutions or decisions of special relevance to the Company must be subject to prior approval by the Board of Directors or the relevant control Committee. Moreover, there is the need to have the reports and proposals of the different Committee of the Board to adopt specific agreements. It is important to emphasise that the Chairman does not have a deciding vote of the Board of Directors.

Secretary of the Board of Directors

Relevance of the figure of the Secretary of the Board, reinforcing its independence and stability, emphasising their duty to ensure the formal and material legality of the actions by the Board.

The Secretary to the Board shall be a Director, in order to reinforce his authority on the Board. According to the terms of the Regulations of the Board, the Secretary has the essential mission of taking care in all cases for the formal and material legality of the actions of the Board and to guarantee that its procedures and rules of governance are respected.

The Executive Committee

Existence of an e Executive Committee similar to that of the Board and relations by both based on the principle of transparency.

Relations between the Board of Directors of Telefónica Móviles and its Executive Committee are based on the principle of transparency, so the Board has full knowledge of the matters dealt with and resolutions passed by the Board. In practice, and due to the great operativity of the Board, the Executive Committee is assigned the functions normally attributed to the strategy Committee.

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Board of Directors Committees

Existence of consulting or controlling Committees comprised exclusively of external Directors, in particular, with responsibility on matters of audit and control, and on matters related to nominations and compensations.

The Board of Directors of Telefónica Móviles has the consulting or control Committees recommended by the Olivencia Code: an Audit and Control Committee, the existence of which is expressly recorded in the By-Laws of the Company and a Nominating and Compensations Committee, with the competences they are attributed by that Code. According to this, the Committees are formed exclusively by external Directors.

The Directors

Measures to guarantee that the Directors have the information required in the appropriate time and manner.

The Company takes the necessary measures to ensure that the Directors have sufficient information in advance, specifically prepared and oriented to prepare the meetings of the Board.

Formal, transparent procedure to selection Directors based on proposal by the Appointments Committee

The proposals to appoint Directors always comply with the Regulations of the Board and are preceded by the relevant favourable report by the Nominating and Compensations Committee.

Existence of regulations that establish the obligation of the Directors to resign in cases that may have a negative effect on operation of the Board or on the credit and reputation of the Company. Establishment of an upper age limit to hold office as a Director.

The Regulations of the Board consider the obligation of the Directors to resign in cases when they may negatively affect operation of the Board or the credit and reputation of the Company. On the other hand, as established by the Regulations of the Board, the Directors must hand in their letter of resignation to the Board of Directors and formalise the relevant resignation when they reach the age of seventy (70). Directors in executive office shall cease to hold this when the reach the age of sixty five (65) years of age, although they may continue as Directors, if thus determined by the Board itself.

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Regulation of the obligations arising from the general duties of diligence and loyalty of the Directors, considering the particular situation of conflict of interest, the duty of confidentiality, taking advantage of business opportunities and use of corporate assets.

According to the recommendations made in the Olivencia Code and the Aldama Report, the Regulations of the Board specifically dedicate a title of same, to fully describe the rights and obligations. That title details the obligations arising from the obligations of diligence and loyalty of the Directors, considering, in particular, the situation of conflicts of interest, the duty of confidentiality, taking advantage of business opportunities and the use of corporate assets. Moreover, the Company approved a set of Internal Rules of Conduct that regulate the regime of acquisition of shares in the Company by Directors and Top Management, as well as the regime to regulate situations of conflicts of interest and obligation to report these.

Recognition of the right of the Director to obtain information and establish means to exercise this.

The Regulations of the Board formally recognise that all Directors are entitled to collect and obtain the necessary information and advice to fulfil their supervisory duties, and establishes the appropriate channels to exercise that right, enabling even resorting to external experts in special circumstances.

Adequate Director remuneration policy in keeping with the criteria of moderation, that must be proposed, evaluated and reviewed by the Compensation Committee, which must provide detailed, individual information.

As to the Director remuneration policy, this is proposed, evaluated and reviewed by the Nominating and Compensations Committee, and is according to criteria of moderation. The Company provides individual information annually on the retribution received by the holders of offices or posts on the Board. Moreover, in line with the Aldama Report, the external Directors do not participate in any share linked retribution system. To these ends, the fixed allowance of the members of the Board of Directors has remained unaltered since the Company was floated, being set by the Nominating and Compensations Committee after obtaining a report prepared by a firm of independent experts.

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Measures to extend the duties of loyalty to the significant shareholders and top executives.

Lastly, the duties of loyalty are extended to the significant shareholders, foreseeing that the Board reserves knowledge and authorisation of any transaction between the Company and any of its significant shareholders. Under no circumstance shall it authorise the transaction if it previously has not had a report issued by the Audit and Control Committee, evaluating the operation from the point of view of equality in treatment of the shareholders and their market conditions. On the other hand, and in line with the Aldama Report, the Company has extended the obligations arising from the duty of loyalty to top executives through the terms set forth in the Internal Rules of Conduct concerning matters of conflicts of interest.

Relations of the Board with the markets

Swift, precise, reliable information on the markets, and establishment for that purposes of the procedures and controls to communicate information within the Company.

Periodic financial inform prepared according to the same professional principles and practices of the annual accounts and verified by the Audit Commission.

Duty of information and transparency, (especially in matters of corporate governance).

The Regulations of the Board has several articles to regulate the channels by which relations are established between the Board of Directors and the Company shareholders to ensure the greatest possible transparency in those relations.

The Board of Directors of Telefónica Móviles, beyond the demands set by the regulations in force, is responsible for providing the markets with swift, precise, reliable information. In particular, the periodic financial information on the Company, just as expressly recorded in the Regulations of the Board, is prepared according to the same principles and professional practices of the Annual Accounts and, before being distributed, is verified by the Audit and Control Committee, according to the duties this Committee has assigned to it.

Moreover, in line with the recommendations of the Aldama Report, the Company provides the market all the information that may be considered relevant to the investors, in a symmetrical, equitable manner. According to the obligations established in the new Financial Act, the Company shall issue the information communications for the National Stock Market Commission prior to its distribution by any other means, as soon as the event is known, or as soon as the decision is taken, or the agreement or contract signed with the third parties concerned. The Company ensures that its communications of relevant information are true, clear and complete at all times.

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As to transparency in matters of corporate governance, and in line with the recommendations of the Aldama Report, Telefónica Móviles, like in financial year 2002, has prepared a specific Report on Corporate Governance. In that same line, the Company has reviewed and improved its web page on corporate governance, that includes, among others, the content suggested by the Aldama Report (By-laws, internal regulations of the Company, periodic financial information, composition of the Board of Directors of its Committee, etc.).

Relations of the Board with external auditors

Establishment of measures to monitor the independence of external auditors

The Board of Directors has established, through the Audit and Control Committee, a stable, professional relationship with the Accounts Auditor to the Company, strictly respecting its independence, in order to fulfil the recommendations of the Olivencia Code on the matter. According to this, the Audit and Control Committee monitors situations that may be a risk to the independence of External Auditors to the Company, and specifically, it supervises the percentage the fees it pays represent of the total revenue of the auditing firm. In this line, the Board of Directors has approved Regulations on Relations with the External Auditors that regulate the relations of the Company with the accounts auditor, the regime of responsibilities, incompatibilities and approval of the services provided.

Lastly, the annual report of the Company, according to the current legal requisites, states the fees paid to the External Auditor to the Company, including those for services of a different nature to those of auditing.

In fulfilment of the legal provisions imposed by the American regulation on the matter, in line with the Aldama Report, the auditing and similar services provided by the External Auditor to the Company must have prior approval by the Audit and Control Committee .

The General Shareholders’ Meeting

Measures to make the mechanism of delegation of votes more transparent and to encourage communication between the Company and the shareholders.

In order to facilitate and make possible exercise by any shareholder of the right to information, the proposals of resolutions submitted for approval by the Meeting and the mandatory documents and reports related to these, are made available to the shareholders, on the terms and conditions established by the Spanish Company Act, from the moment when the announcements calling the meeting are issued.

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Likewise, the Company attends, as far as possible, the requests for information in relation to the matters included on the Agenda of the General Shareholders’ Meeting, which are formulated by any shareholder, in the days immediately prior to the Meeting being held, as well as at the actual Meeting held, the agenda of which expressly includes a turn for the shareholders to speak, in which all the shareholders attending the Meeting can speak, and their inquiries shall be replied to by the Chairman of the Company.

As to the right to attend and vote at the General Shareholders’ Meeting, the Company facilitates this as much as possible, always within the framework established by the applicable laws in force and in the By-laws; exercising those rights, especially that of representing the shareholders at the General Shareholders’ Meeting, which may be granted to any person, even if not a shareholder.

According to the requisites of the Spanish mercantile legislation, the documentation related to the points on the agenda is available to all the shareholders at the Company registered office, and may also be sent free of charge on request. The same information has also been made available to all shareholders on the Company web page.

According to the last legislative amendments, the Board of Directors shall submit Regulations on the General Shareholders’ Meeting for approval, to the General Shareholders’ Meeting held to approve the annual accounts of financial year 2003.

Approved by the Board of Directors at its meeting on 17 February 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: March 9, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel